SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __7__)*

                               TCI INTERNATIONAL, INC.
                                  (name of issuer)

                     Common Stock $.01 par value per share
                        (Title of Class of Securities)

                                872293-10-5
                               (CUSIP Number)

Check the following box if a fee is being paid with this statement [    ].  (A
fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of Act (however, see the Notes).

1     NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSON:  John W. Ballard II Trustee under Agreement dated July 22, 1981
      The Ballard Living Trust           94-6523387
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [    ]
                                                                   (b)  [    ]
3     SEC USE ONLY
4     CITIZENSHIP OR PLACE OF ORGANIZATION:                         California

12/31/95
NUMBER OF         5   SOLE VOTING POWER (See disclaimer in Item 4      448,030
SHARES
BENEFICIALLY      6   SHARED VOTING POWER                                    0
OWNED BY EACH
REPORTING         7   SOLE DISPOSITIVE POWER                           343,515
PERSON WITH
                  8   SHARED DISPOSITIVE POWER                               0
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 448,030 Includes 104,515 shares held in trust for John W. Ballard II by the TCI International Inc. Stock Ownership Plan
10    CHECK IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES      ______
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                    14.3%
12    TYPE OF REPORTING PERSON                                              OO
(Continued on following page)
Page 1 of 2 Pages
CUSIP NO.  872293-10-5            Schedule 13G               PAGE 2 OF 2 PAGES

Item 1(a): Name of Issuer:                TCI International,Inc.
Item 1(b): Address of Issuer's
Principal Executive Offices:              222 Caspian Drive, Sunnyvale, CA
                                          94089

Item 2(a): Name of Person Filing:         John W. Ballard, Trustee
Item 2(b): Address of Principal
Business Office:                          222 Caspian Drive, Sunnyvale, CA
                                          94089
Item 2(c): Citizenship:                   USA
Item 2(d): CUSIP Number                   872293-10-5
Item 3: Type of Reporting Person:         N/A

Item 4: Ownership                         The information in Items 5-11 on the
                                          cover page is incorporated by
                                          reference.  Amount shown as
                                          Beneficially Owned includes 104,515
                                          shares held in trust for John W.
                                          Ballard II by the TCI International
                                          Inc. Employee Stock Ownership Plan.
Item 5: Ownership of Five Percent
or Less of a Class:                       N/A
Item 6: Ownership of More than Five
Percent on Behalf of Another Person:      N/A
Item 7:Identification and
Classification of the Subsidiary
which Acquired the Security Being
Reported on by the Parent Holding
Company:                                  N/A
Item 8: Identification and
Classification of Members of the
Group:                                    N/A
Item 9: Notice of Dissolution of
Group:                                    N/A

Item 10: Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     February 8, 1996


Signature:______________________________________________________________
   Name and Title:  John W. Ballard II Trustree under Agreement dated July 22, 1981
                    The Ballard Living Trust